FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 26, 2008

Item 3: News Release:

A news release dated and issued on November 26, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. and Benton Resources Corp. Announce Drill Results from the Swayze Project, ON

Item 5: Full Description of Material Change:

November 26, 2008.  Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) and SOQUEM INC. are pleased to announce the completion of drilling at the Chénéville property, located approximately 120 kilometers northwest of Montreal, QC. The property was staked as part of the Taureau reconnaissance program, which is a 50:50 joint venture between PFN and SOQUEM designed to evaluate the Nickel-Copper-Platinum Group Metal potential of mafic intrusions in the Grenville Geological Province of southern Québec. SOQUEM INC. acts as operator of the Taureau project.

The Chénéville property is, in part, underlain by a series of mafic intrusions that locally host zones of sulphide mineralization. One such zone in the Chénéville intrusion returned average grades of 1.17grams per tonne (g/t) Pd, 0.14g/t Pt, 0.29g/t Au, 1.62% Cu, and 0.35% Ni from two grab samples. The recently completed drilling program at Chénéville was designed to test the down dip continuity of this mineralization. The drilling commenced on November 14, 2008 and was completed on November 18, 2008. A total of 471 meters of drilling was completed in three holes. Assays are pending, and results will be reported when available.

Dr. Jonathan Findlay, Ph.D., P.Geo., is the qualified person responsible for this release.

About SOQUEM INC:

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. has approximately $7.8 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of November 2008.